Attachments for Sub-Item 77D: Policies with respect to security investments


Pursuant to an amended prospectus dated May 1, 2003, as supplemented December 15, 2003, Hartford Capital Appreciation HLS Fund and Hartford Money Market HLS Fund amended their policies regarding investments in foreign issuers and non-dollar securities. Hartford Capital Appreciation HLS Fund amended its policy by raising the permitted level of investment in foreign issuers and non dollar securities from 20% of total assets to 35% of total assets and clarifying that investments in emerging markets are included in that percentage, and Hartford Money Market HLS Fund amended its policy by raising the permitted level of investment in foreign issuers and non dollar securities from 25% to 100% of total assets.